                   [FRANKLIN TEMPLETON INVESTMENTS LETTERHEAD]

                                                               1933 Act Rule 477
                                                    1933 Act File No. 333-106593

Direct Dial: (650) 312-5824

                                  July 24, 2003

VIA EDGAR
---------
Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  Mary A. Cole

        Subject:   Withdrawal of Registration Statement on Form N-14
                   of Templeton Funds, Inc.
                   Accession No. 0000225930-03-000014; File No. 333-106593
                   -------------------------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 477  promulgated  under the Securities Act of 1933, as  amended,  Templeton  Funds,  Inc.  (the  "Registrant")  hereby  respectfully requests that the U.S.  Securities and Exchange  Commission  (the  "Commission")
consent to the withdrawal of its  Registration  Statement on Form N-14, as filed with the Commission  via EDGAR on June 27, 2003  (Registration  No.  333-106593;
Accession No. 0000225930-03-000014) (the "Registration Statement").

     The Registration  Statement relates to the acquisition of the assets of the
International Fund, a series of The Victory  Portfolios,  by and in exchange for shares of Templeton  Foreign Fund, a series of the  Registrant.  This request is being made after  consultation  with the Commission  Staff regarding the need to register additional classes of shares in the Registration Statement.

     The Registration Statement is not yet effective;  therefore,  no securities were sold in connection  with the offering.  It is our opinion the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

     Accordingly,  we request  that an order  granting  the  withdrawal  of this
Registration Statement be deemed granted by the Commission immediately.

     We  appreciate  your  prompt  attention  to this  matter.  If you  have any questions  regarding the foregoing  application for  withdrawal,  please contact
Kristin Ives, Esq. of Stradley, Ronon, Stevens & Young, LLP at (215) 564-8037.

                                 Very truly yours,

                                 /s/ David P. Goss
                                 --------------------------
                                 David P. Goss
                                 Vice President and Assistant Secretary